FILED BY CENTENE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Below are talking points and frequently asked questions for providers that were distributed by Centene Corporation on March 27, 2019 in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc.:

What Was Announced

•	I am pleased to let you know about some important news regarding Centene Corporation, the parent company of (specialty company or health plan name).

•

Centene Corporation is combining with WellCare Health Plans, Inc. to create a premier healthcare enterprise focused on government-sponsored healthcare programs and a leader in Medicaid, Medicare and the Health Insurance Marketplace.

•	We recognize the critical role our partnerships and providers play in our members’ healthcare, and value our relationship with you.

•	This combination will better position us to serve our members, support local communities and be a better partner to all of our healthcare stakeholders.

Why Centene and WellCare are Combining

•	Like us at Centene, WellCare believes that quality healthcare is best delivered locally.

•	Together, Centene and WellCare will serve approximately 22 million members across all 50 states.

•	As a combined company, we expect to better serve members through enhanced healthcare programs, expanded capabilities and increased investment in technology.

•

Looking ahead, we will build on both companies’ strong commitments to caring for our members and will continue to partner with providers to advance our mission of transforming the health of our communities, one person at a time.

What This Means For You

•	Through the closing of the transaction, which we expect to occur in the first half of 2020, Centene and WellCare will continue to operate as separate companies and it will be business as usual.

•

Importantly, this transaction will have no immediate impact on our relationship or how you conduct business with us. We will continue to manage and build our networks and work with providers and members as we always have.

Next Steps

•

Please continue to engage with your usual points of contact in the normal course of business and feel free to reach out to your (insert specialty company or health plan name) representative with any questions.

Closing

•	We are committed to our partnership with you to provide the highest quality, affordable healthcare for our members.

•	Thank you for your partnership and support of Centene.

Q&A

1.	What did Centene announce?

•	Centene and WellCare are combining to create a premier healthcare enterprise focused on government-sponsored programs and a leader in Medicaid, Medicare and the Health Insurance Marketplace.

•	This combination will better position us to serve our members, support local communities and be a better partner to all of our healthcare stakeholders.

•	As a combined company, we expect to better serve members through enhanced healthcare programs, expanded capabilities and increased investment in technology.

•

Looking ahead, we will build on both companies’ strong commitments to caring for our members and will continue to partner with providers to advance our mission of transforming the health of our communities, one person at a time.

2.	Who is WellCare?

•

Headquartered in Tampa, Fla., WellCare provides government-sponsored managed care services to families, children, seniors and individuals with complex medical needs through Medicaid, Medicare Advantage and Medicare Prescription Drug Plans.

•	WellCare serves more than 5.5 million members nationwide and it brings to Centene healthcare plans in Hawaii, Kentucky, and New Jersey and an enhanced presence in Michigan.

•	If you are interested in learning more about WellCare, you can visit www.wellcare.com.

3.	Why is Centene acquiring WellCare?

•	This combination will better position us to serve our members, support local communities and be a better partner to all of our healthcare stakeholders.

•	Together, Centene and WellCare will serve approximately 22 million members across all 50 states.

•	In addition, both companies share a belief that affordable and quality healthcare is best delivered locally.

•	As a combined company, we expect to better serve members through enhanced healthcare programs, expanded capabilities and increased investment in technology.

•

Looking ahead, we will build on both companies’ strong commitments to caring for our members and will continue to partner with providers to advance our mission of transforming the health of our communities, one person at a time.

4.	What does this transaction mean for Centene providers?

•	Centene has strong relationships with providers, and we expect that to continue.

•

Importantly, this announced transaction has no immediate impact on how we work with our providers. We will continue to manage and build our networks and work with providers and members as we always have.

•	With increased scale and diversification and a broader membership base, we expect to be a more valuable partner to healthcare providers.

5.	How does this impact my contracts with Centene?

•	It is business as usual.

•	Providers should see no immediate changes in how we work with you as a result of the announced transaction.

•	As always, we will work with providers to continue to manage and build our networks, and meet our shared objective of providing affordable healthcare and achieving better results for our members.

6.	How will the transaction affect members?

•	This transaction has many benefits for members.

•	We will build on both companies’ strong commitments to caring for our members by offering competitive and comprehensive healthcare plans.

•	We believe that, following closing, the combined company will better serve members through enhanced healthcare programs, capabilities and increased investment in technology.

•

The combined company will also enhance its already robust efforts to address the social determinants of health such as food insecurity, housing instability, homelessness, unemployment, lack of access to transportation and other non-medical barriers to health.

•	We will continue staying true to our mission of transforming the health of our communities, one person at a time.

7.	What changes should members anticipate in the meantime?

•	Until the transaction closes, Centene and WellCare will continue to operate as usual.

•	This means there will be no immediate impact on health plans, or changes in policies, coverage, network of providers, or the way we work with members during this period.

8.	Will my point of contact at Centene change as a result of this transaction?

•	Please continue to work with your existing contacts at Centene on ensuring your participation in providing the highest quality healthcare for members.

•	Please feel free to reach out to your Centene representative with any questions.

9.	When is the transaction expected to close? What will happen between now and then?

•	The transaction is expected to close first half of 2020.

•	Through the closing of the transaction, Centene and WellCare will continue to operate as usual.

•

Importantly, this transaction will have no immediate impact on our relationship or how you conduct business with us. We will continue to manage and build our networks and work with providers and members as we always have.

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Centene is including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.Centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the WellCare Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.